SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02034129

02 MAY 14 AM 10: 15

SUPPL

May 2, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

dw 5/20

United States Sec Filing
May 2, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

A. News Release

April 8, 2002 – Sultan minerals confirms continuity of Gold mineralization

April 30, 2002 – Sultan Minerals completes successful drill program with favorable gold assays.

B. Financials

Notice of the Meeting & Record date-April 22, 2002
Qualifying issue certificate-Form 45-102F2
Qualifying issue certificate Form 45-102F2
Qualifying issue certificate Form 45-102F2
BC Form 53-901F-Material Change Report under Section 85(1) of the Act

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Sultan Minerals Inc. (the "Company")
#1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622

ITEM 2. DATE OF MATERIAL CHANGE

January 18, 2002

ITEM 3. PRESS RELEASE

Issued January 23, 2002 and distributed through the facilities of the Canadian Venture Exchange, Market News Publishing and Canada Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has now closed its recently announced brokered private placement of 1,000,000 Units.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce the closing of its recently announced brokered private placement of 1,000,000 units at $0.28 per unit for total gross proceeds of $280,000. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share in Sultan for a period of 12 months from the date of closing of this private placement at a price of $0.32 per share. The proceeds will be used to fund exploration programs on the Kena Gold Property in southeastern British Columbia and for working capital.

In consideration for introducing Sultan to the subscribers, Sultan paid Canaccord Capital Corporation (the "Agent") a cash commission of $28,000 and issued Canaccord a warrant exercisable to purchase up to 150,000 common shares of the Company for a period of 12 months from the date of closing of this private placement at a price of $0.28 per share.

All shares, warrants, and any shares issued upon the exercise of warrants with respect to this private placement are subject to a hold period and may not be

traded in British Columbia until May 18, 2002, except as permitted under the rules of the *Securities Act* (BC) and the Canadian Venture Exchange.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Arthur G. Troup, Director
Telephone: (604) 687-4622.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

A. Troup

Arthur G. Troup, Director

DATED at Vancouver, British Columbia, this 1st day of February 2002.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 27, 2002 of 50,000 common shares of the Company of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 3rd day of April 2002.

SULTAN MINERALS INC.

Shannon Ross

By: "Shannon Ross"
Shannon Ross, Secretary

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 25, 2002, of private placement units consisting of an aggregate 1,000,000 common shares and 500,000 warrants to purchase up to an additional 500,000 common shares of the Company and agent's warrants to Canaccord Capital Corporation to purchase up to 150,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 3rd day of April 2002.

SULTAN MINERALS INC.

Shannon Ross

By: "Shannon Ross"
Shannon Ross, Secretary

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 17, 2002 of 25,000 common shares of the Company of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 3rd day of April 2002.

SULTAN MINERALS INC.

Shannon Ross

By: "Shannon Ross"
Shannon Ross, Secretary

SHB\257201\sfod-Dec2001\0201

02 MAY 14 AM 10:

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 22, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Sultan Minerals Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General & Extraordinary
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	86556L100
4.	Record Date	:	May 15, 2002
5.	Meeting Date	:	June 26, 2002
6.	Meeting Location	:	Vancouver, BC

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

April 8, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CONFIRMS CONTINUITY OF GOLD MINERALIZATION

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce that it has now completed an initial detailed drill program on the Gold Mountain Zone of its Kena Property, located north of Ymir in southeastern British Columbia. Assay results for four reverse circulation drill holes and seven of eleven diamond drill holes have been received and confirm continuity of the discovery zone mineralization encountered by the 2001 drill program. Assay results for the final 4 holes are pending.

In 2001, a total of 29 diamond drill holes were completed on the Gold Mountain Zone. The drill results showed excellent widths of gold mineralization in the initial drill holes, suggesting potential for a bulk tonnage target in this area. In several of the holes very high grades of gold mineralization were obtained over one to two metre widths. The majority of the high-grade intersections occur within a gold enriched zone that is spatially related to the contact between the Silver King Porphyry and the Elise footwall volcanics, and can occur in either rock type (see news release dated January 8, 2002). These drill holes tested a coincident, 1,400 metre long by 500 metre wide, north-south trending geochemical and IP geophysical anomaly centred on the 2000 "discovery" area.

In February 2002, a reverse circulation drill program commenced on the Gold Mountain zone with the objective of completing two, southerly, step-out section lines through the Gold Mountain Zone. The 2001 drill program completed one section line along grid line 11+00N that returned very encouraging results. The additional sections lines will allow for three-dimensional modelling of the gold bearing horizons. After attempting four reverse circulation holes it was decided to switch back to diamond drilling to complete this drill program. Diamond drilling of eleven holes commenced in early March and the final hole in this program is currently being completed.

The following table gives the locations and gold assays for the four reverse circulation holes and the seven diamond drill holes for which results have been received. Significant gold intersections have been encountered in all holes drilled in this phase, most notably holes R02GM03, 02GM-30 and 02GM-33.

SIGNIFICANT ASSAY RESULTS

HOLE	NORTH	EAST	LENGTH (m)	DIP	AZIMUTH	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)	Comments
R02GM-01	5475844	479285	60.00	-46	056					**Not to**
										Target
										Depth
R01GM-02	5475852	479276	170.00	-46	056	34.0	36.0	2.0	0.92	**Not to**
						40.0	42.0	2.0	1.29	**Target**
						44.0	46.0	2.0	0.95	**Depth**
						64.0	66.0	2.0	1.80	
						66.0	68.0	2.0	1.02	
						82.0	84.0	2.0	0.93	
						124.0	126.0	2.0	1.29	
						150.0	152.0	2.0	0.81	
						152.0	154.0	2.0	0.89	
						154.0	156.0	2.0	**3.08**	
						156.0	158.0	2.0	0.87	
						158.0	160.0	2.0	0.65	
						160.0	162.0	2.0	**3.30**	
						162.0	164.0	2.0	1.37	
						164.0	166.0	2.0	1.54	
						166.0	168.0	2.0	0.94	
						168.0	170.0	2.0	1.26	
						hole	lost	at	170.0m	
R02GM-03	5475942	479420	80.77	-46	056	12.19	13.72	1.53	1.07	
						13.72	15.24	1.52	0.88	
						15.24	16.76	1.52	1.38	
						16.76	18.28	1.52	**2.45**	
						18.28	19.81	1.53	**8.11**	
						19.81	21.33	1.52	**3.71**	
						21.33	22.85	1.52	**6.76**	
						22.85	24.37	1.52	**7.22**	
						24.37	25.90	1.53	**2.26**	
						25.90	27.42	1.52	**2.44**	
						27.42	28.94	1.52	0.97	
						28.94	30.46	1.52	0.95	
						30.46	31.99	1.53	**2.22**	
						35.05	36.58	1.53	0.93	
						36.58	38.10	1.52	1.21	
						39.62	41.15	1.53	0.81	
						41.15	42.67	1.52	1.18	
						42.67	44.19	1.52	**2.04**	
						44.19	45.72	1.53	0.65	
						45.72	47.24	1.52	1.74	
						47.24	48.77	1.53	0.64	
						48.77	50.29	1.52	1.00	
						50.29	51.82	1.53	**2.11**	
R02GM-04	5475927	439430	65.33	-46	056	12.19	13.72	1.53	0.93	
						13.72	15.24	1.52	1.56	
						25.91	27.43	1.52	0.93	

HOLE	NORTH	EAST	LENGTH (m)	DIP	AZIMUTH	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)	Comments
R02GM-04						39.62	41.15	1.53	1.66	
						41.15	42.67	1.52	1.73	
						42.67	44.19	1.52	**2.30**	
						44.19	45.72	1.53	1.21	
						45.72	47.24	1.52	**4.21**	
02GM-30	5475862	479319	178.92	-47	056	20.0	22.0	2.0	**8.21**	
						22.0	24.0	2.0	**2.27**	
						30.0	32.0	2.0	**2.06**	
						32.0	34.0	2.0	**2.44**	
						52.0	54.0	2.0	**9.48**	
						54.0	56.0	2.0	1.47	
						80.0	82.0	2.0	1.57	
						82.0	84.0	2.0	1.52	
						84.0	86.0	2.0	1.24	
						92.0	94.0	2.0	0.96	
						112.0	114.0	2.0	**6.00***	
						122.0	124.0	2.0	0.88	
						124.0	126.0	2.0	1.04	
						141.0	141.9	0.9	1.14	
						141.9	144.0	2.1	1.05	
						164.0	166.0	2.0	**3.34**	
						166.0	168.0	2.0	**2.50**	
02GM-31	5475903	479382	76.50	-46	030	20.0	22.0	2.0	1.92	
						22.0	24.0	2.0	1.57	
						30.0	32.0	2.0	0.99	
						32.0	34.0	2.0	1.55	
						34.0	36.0	2.0	0.87	
						36.0	38.0	2.0	1.57*	
						38.0	40.0	2.0	**3.49**	
						40.0	42.0	2.0	**2.60**	
						42.0	44.0	2.0	0.95	
						44.0	46.0	2.0	1.15	
						46.0	48.0	2.0	0.92	
						52.0	54.0	2.0	1.92	
						54.0	56.0	2.0	1.20	
						56.0	58.0	2.0	**4.04**	
						66.0	68.0	2.0	0.93	
						72.0	74.0	2.0	**3.64**	
02GM-32	5475902	476382	71.93	-46	090	4.57	7.62	3.05	1.66	
						18.0	20.0	2.0	0.90	
						36.0	38.0	2.0	1.42	
02GM-33	5475936	479386	101.80	-46	056	6.10	7.32	1.22	1.01	
						7.32	9.0	1.68	0.56	
						9.0	10.0	1.0	**8.70***	
						10.0	11.0	1.0	**14.02**	
						11.0	12.0	1.0	**22.06***	
						12.0	13.0	1.0	**33.87***	
						15.0	16.0	1.0	**2.22**	
						44.0	46.0	2.0	1.05	
						60.0	62.0	2.0	0.96	

HOLE	NORTH	EAST	LENGTH (m)	DIP	AZIMUTH	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)	Comments
02GM-33						62.0	64.0	2.0	**10.28**	
						64.0	66.0	2.0	**3.96**	
						66.0	68.0	2.0	0.93	
						81.0	83.0	2.0	**3.23**	
02GM-34	5475874	479290	195.07	-46	060	46.0	48.0	2.0	1.04	
						48.0	50.0	2.0	0.81	
						56.0	58.0	2.0	0.98	
						64.0	66.0	2.0	0.97	
						68.0	70.0	2.0	1.32	
						70.0	72.0	2.0	1.13	
						72.0	74.0	2.0	1.04	
						74.0	76.0	2.0	0.92	
						100.0	102.0	2.0	**2.56**	
						134.0	136.0	2.0	1.21	
						146.0	148.0	2.0	1.68	
						152.0	153.0	1.0	1.72	
						153.0	154.4	1.4	0.94	
						155.3	156.0	0.7	1.73*	
						166.0	166.9	0.9	**2.08**	
						178.0	180.0	2.0	**7.48**	
						180.0	182.0	2.0	1.16	
						182.0	184.0	2.0	**2.92**	
						184.0	186.0	2.0	**2.90**	
02GM-35	5475839	479282	207.47	-46	056	10.0	12.0	2.0	0.94	
						61.0	63.0	2.0	1.25	
						63.0	65.0	2.0	0.86	
						81.0	83.0	2.0	0.96	
						117.0	119.0	2.0	**15.03**	
						163.0	165.0	2.0	1.14	
						179.0	181.0	2.0	1.37	
						188.0	190.0	2.0	1.20	
02GM-36	5475849	479270	206.65	-46	056	43.0	45.0	2.0	0.94	
						71.0	73.0	2.0	1.70	
						75.0	77.0	2.0	1.02	
						97.0	99.0	2.0	1.06	
						123.0	125.0	2.0	1.24	
						133.0	135.0	2.0	1.05	
						163.0	165.0	2.0	**2.70**	
						165.0	167.0	2.0	1.00	
						169.0	171.0	2.0	1.01	
						171.0	173.0	2.0	1.00	
						173.0	175.0	2.0	0.81	
						187.0	187.8	0.8	1.66	
						187.8	192.0	4.2	1.76	
						192.0	194.0	2.0	**2.16**	
						200.0	202.0	2.0	0.98	
						202.0	204.0	2.0	0.92	

HOLE	NORTH	EAST	LENGTH (m)	DIP	AZIMUTH	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)	Comments
02GM-37	5475875	479313	181.66	-46	056					**In**
									pending	**Progress**
02GM-38	5475891	479354	133.20	-46	056					**In**
									pending	**Progress**
02GM-39	5475900	479352	137.16	-46	056				*	**In**
									pending	**Progress**
02GM-40	5475918	479383		-46	056					**In**
									pending	**Progress**

*** = visible gold noted**

The above assays confirm that high-grade gold intersections occur within envelopes of lower grade mineralization, which can attain widths of greater than 100 metres grading better than 1.0 g/t gold.

Of the 40 holes drilled to date, visible gold has been recognized in over half of the holes, and every hole intersected elevated gold values. Thirteen of the 36 diamond drill holes have returned gold assays of greater than 10.0 g/t.

The relationship between these recent gold intersections and those from the 2001 drill program is currently being determined by computer modelling. These drill holes make up three section lines through the Gold Mountain Zone discovery area and will allow for interpretation and preliminary grade and tonnage calculations to be done over the area tested with detailed drilling. The remaining assays and computer modelling are anticipated to be completed by early May.

The company has approved a $500,000 budget for the next phase of exploration, anticipated to commence in May following spring break-up. This next phase of drilling will continue to complete step out section lines across the southern extension of the Gold Mountain Zone. This target is defined by a continuous geophysical anomaly that has been traced for two kilometres toward the Kena Gold Zone and remains open to the south. Preliminary drilling will also be conducted on five additional target areas. These targets include the Silver King Mine property, the Great Western, Toughnut and Cariboo showings and the South Gold Zone geochemical anomaly.

A.G. Troup, P.Eng., President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

02 MAY 14 AM 10:10

April 30, 2002

Ticker Symbol: **SUL-TSXVX**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMPLETES SUCCESSFUL DRILL PROGRAM WITH FAVOURABLE GOLD ASSAYS!

Gold Mountain Zone

Sultan Minerals Inc. (SUL-TSXVX), a member of the Lang Mining Group, of companies, known for the discovery of the Hemlo, Sleeping Giant, and Belmoral Gold mines is pleased to report final assays from its recently completed Gold Mountain Zone drill program. Results of the 15-hole drill program on its Kena Property, located north of Ymir in southeastern BC, continue to be favourable, showing a number of high-grade gold intersections within a broad zone of bulk-tonnage-grade gold mineralization. The favourable results have prompted plans for an expanded drill program.

In the current program three section lines were drilled across the Gold Mountain Discovery Zone. The lines cover an average 200-metre wide section along lines 1100N, 1085N and 1070N. All drill holes from this recent program encountered significant gold mineralization. Assay results for four reverse circulation drill holes and seven of eleven diamond drill holes have been reported previously (see News Release dated April 8, 2002).

The following table highlights the significant assays from the final four holes of the program (02GM-37 to 02GM-40). As with previous holes wide intervals of bulk tonnage type gold grades were obtained. **Hole 02GM-37 intersected 0.99 g/t gold across 131 metres, hole 02GM-39 intersected 125 metres that averaged 1.28 g/t gold and hole 02GM-40 intersected 90.17 metres that averaged 1.63 g/t gold.** These intervals all begin at or near surface.

The higher-grade gold assays from individual sample intervals are also tabulated. The best gold assay from these four holes was obtained in 02GM-39 where a 2 metre interval assayed **16.69 g/t gold**.

FINAL DRILL HOLE RESULTS

HOLE #	NORTHING	EASTING	FROM (M)	TO (M)	WIDTH (M)	GOLD (G/T)
02GM-37	5475875	479313	**26.00**	**157.00**	**131.00**	**0.99**
Including			**130.50**	**157.00**	**26.50**	**2.14**
Individual			38.00	40.00	2.00	**3.90**
Intervals			50.00	52.00	2.00	**2.00**
			72.00	74.00	2.00	**2.24**
			98.00	100.00	2.00	**2.04**
			112.00	114.00	2.00	**3.21**
			130.50	132.00	1.50	**5.28**

HOLE #	NORTHING	EASTING	FROM (M)	TO (M)	WIDTH (M)	GOLD (G/T)
02GM-37			142.00	144.00	2.00	**2.13**
			146.00	148.00	2.00	**3.33**
			149.03	151.00	1.97	**2.56**
			151.00	153.00	2.00	**7.03**
			153.00	155.00	2.00	**2.95**
			155.00	157.00	2.00	**2.19**
02GM-38	5475891	479354	**67.00**	**86.00**	**19.00**	**1.08**
And			**100.00**	**122.00**	**22.00**	**1.00**
Individual			83.98	86.00	2.02	**2.21**
Intervals			100.00	102.00	2.00	**2.59**
			116.00	118.00	2.00	**2.05**
02GM-39	5475900	479352	**8.00**	**133.00**	**125.00**	**1.28**
Individual			10.00	12.00	2.00	**2.58**
Intervals			30.00	32.00	2.00	**16.69**
			52.00	54.00	2.00	**3.21**
			100.00	102.00	2.00	**2.77**
			109.24	111.00	1.76	**4.56**
			111.00	113.00	2.00	**7.91**
			117.00	119.00	2.00	**2.52**
			119.00	121.00	2.00	**5.93**
02GM-40	5475918	479383	**1.83**	**92.00**	**90.17**	**1.63**
Individual			18.00	20.00	2.00	**2.22**
Intervals			24.00	26.00	2.00	**8.92**
			26.00	28.00	2.00	**2.58**
			38.00	40.00	2.00	**3.27**
			40.00	42.00	2.00	**2.10**
			58.00	60.00	2.00	**3.77**
			64.00	66.00	2.00	**5.17**
			70.00	72.00	2.00	**2.66**
			72.00	74.00	2.00	**3.99**
			78.00	80.16	2.16	**3.33**
			80.16	82.00	1.84	**7.12**
			88.00	90.00	2.00	**2.40**

The following sections are available to view on Sultan's Website at www.sultanminerals.com and have been compiled from the 15 recently completed drill holes and from 10 holes drilled in 2001.

Section line 1100N includes drill holes 01GM-01, 02, 04, 05, 08, 09, 10, 23 and 02GM-33, 34 collared between 0+75W and 3+85E, a distance of 390 metres. The mineralized zone (averaging > 1 g/t gold) has a maximum width of 190 metres and depth of 140 metres.

Section line 1085N includes drill holes 01GM-26, R02GM-03 and 02GM-36, 37, 39 and 40 collared between 1+50E and 3+30E, a distance of 180 metres. The mineralized zone (averaging > 1 g/t gold) has a maximum width of 175 metres and depth of 135 metres.

Section line 1070N includes drill holes 01GM-28, R02GM-04 and 02GM30, 31, 35, 38, collared between 1+55E and 3+25E, a distance of 170 metres. The mineralized zone (averaging > 1 g/t gold) has a maximum width of 170 metres and depth of 170 metres.

With these results Sultan has met its goal of completing the three drill sections across the Gold Mountain zone.. The Company has its budget in place to conduct the next phase of exploration, anticipated to commence shortly after spring break-up. This next phase of drilling will continue to complete step out section lines through the Gold Mountain Zone and to the south toward the Kena Gold Zone, located 2.5 kilometres away. Also during the next exploration phase preliminary drilling will be conducted on five additional target areas. These targets include the Silver King Mine property, the Great Western, Toughnut and Cariboo showings and the South Gold Zone geochemical anomaly.

With more than $1,000,000 in the treasury, the Company is favourably positioned for the further exploration and development of the Kena Property.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

Section 10+70N Looking Toward 330º



- 1+50E
- 2+50E
- 3+50E
02GM-35
02GM-30
02GM-38
01GM-28
02GM-31
R02GM-04
-1500 m
1400 m
- 1300 m
76.50 m
207.42 m
164.05 m
1:1000
SILVER KING INTRUSIVE
ELISE VOLCANICS
GOLD > 1 G/T

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-28	3.05	160.00	156.95	1.02
R02GM-04	12.19	16.76	4.57	1.05
	25.91	51.82	25.91	1.04
02GM-30	20.00	126.00	106.00	1.01
02GM-31	3.05	76.05	73.00	1.04
02GM-35	10.00	12.00	2.00	0.94
	61.00	65.00	4.00	1.06
	81.00	83.00	2.00	0.96
	117.00	157.00	40.00	1.02
	163.00	165.00	2.00	1.14
	179.00	183.33	4.33	1.00
	186.19	190.00	3.81	0.95
02GM-38*	4.72	11.00	6.28	1.10
	49.00	55.00	6.00	1.08
	67.00	86.00	19.00	1.08
	100.00	122.00	22.00	1.00

Section 11+00N Looking Toward 330°



2+00E
2+50E
3+00E
3+50E
1500 m
1400 m
1300 m
01GM-08
02GM-34
01GM-05
01GM-02
01GM-01
02GM-33
01GM-23
01GM-04
01GM-09
01GM-10
SILVER KING INTRUSIVE
ELISE VOLCANICS
GOLD > 1 g/t
1:1000
267.61m
295.96m
214.27m

HOLE #	FROM (m)	T0 (m)	WIDTH (m)	GOLD (g/t)
01GM-01	14.00	114.00	100.00	1.21
01GM-02	2.65	109.00	106.35	1.08
01GM-04	28.00	138.00	110.00	1.05
01GM-05	14.00	144.00	130.00	1.14
01GM-08	50.00	210.00	160.00	1.16
01GM-09	20.00	28.00	8.00	0.95
	165.00	169.00	4.00	1.34
	177.00	179.00	2.00	1.34
	200.00	206.00	6.00	0.88
	216.00	258.00	42.00	1.26
01GM-10	111.00	136.00	25.00	1.01
01GM-23	13.00	65.00	52.00	1.01
02GM-33	6.10	101.50	95.40	1.52
	68.00	*76.00*	8.00	1.10
	100.00	106.00	6.00	1.09
	128.00	188.00	60.00	1.00

Section 10+85N Looking Toward 330°



1+50E
2+00E
2+50E
3+00E
3+50E
02GM-36
02GM-37
02GM-39
01GM-26
02GM-40
R02GM-03
1500 m
1400 m
1300 m
1:1000
SILVER KING INTRUSIVE
ELISE VOLCANICS
GOLD > 1 g/t
206.55m
177.40m

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-26	3.96	64.00	60.04	1.06
	90.00	146.00	56.00	1.05
R02GM-03	12.20	80.78	74.68	1.22
02GM-36	71.00	77.00	6.00	1.04
	97.00	99.00	2.00	1.06
	123.00	125.00	2.00	1.24
	133.00	135.00	2.00	1.05
	163.00	196.00	33.00	1.00
	200.00	204.00	4.00	0.95
02GM-37*	26.00	157.00	131.00	0.99
02GM-39*	8.00	133.00	125.00	1.28
02GM-40*	1.83	92.00	90.17	1.63

Section 10+70N Looking Toward 330°



- 1+50E
- 2+50E
- 3+50E
02GM-35
02GM-30
02GM-38
01GM-28
02GM-31
R02GM-04
-1500 m
- 1400 m
- 1300 m
1.04 / 73.0
1.01 / 106.0
1.04 / 25.9
1.08 / 19.0
1.00 / 22.0
1.02 / 40.0
1.02 / 157.0
76.50 m
65.33 m
133.20 m
178.92 m
207.42 m
184.05 m
contact
contact
1:1000
SILVER KING INTRUSIVE
ELISE VOLCANICS
GOLD > 1 G/T
1.02 / 157.0
GOLD (G/T)
INTERVAL (M)

Section 11+00N Looking Toward 330°



2+00E
2+50E
3+00E
3+50E
1500 m
1400 m
1300 m
01GM-08
02GM-34
01GM-05
01GM-02
01GM-01
02GM-33
01GM-23
01GM-04
01GM-09
01GM-10
contact
contact
contact
contact
1.14
130.0
1.21
100.0
1.52
95.4
1.01
52.0
1.05
110.0
1.08
106.4
1.16
160.0
1.26
42.0
1.00
60.0
101.80m
121.92
137.16m
134.26m
170.08m
195.07m
214.27m
295.96m
267.61m
SILVER KING INTRUSIVE
ELISE VOLCANICS
GOLD > 1 g/t
1.28
100.3
GOLD (G/T)
INTERVAL (M)
1:1000



Section 10+85N Looking Toward 330º
- 1+50E
- 2+00E
- 2+50E
- 3+00E
- 3+50E
02GM-36
02GM-37
02GM-39
01GM-26
02GM-40
R02GM-03
- 1500 m
- 1400 m
- 1300 m
1:1000
1.06 60.0
1.28 125.0
1.63 90.2
1.22 74.7
0.99 131.0
1.00 33.0
1.05 56.0
contact
84.77m
106.73m
133.20m
186.67m
206.55m
177.40m
SILVER KING INTRUSIVE
ELISE VOLCANICS
GOLD > 1 g/t
1.28 125.0
GOLD (G/T)
INTERVAL (M)


N
FAULT
SECTION 1100N
SECTION 1085N
SECTION 1070N
L20+00N
L15+00N
L10+00N
L5+00N
L0+00N
L55+00N
L50+00N
AREA TESTED
BY RECENT DRILLING
GEOPHYSICAL
ANOMALY
DRILL HOLE WITH
HIGH GRADE GOLD
2+00W
0+00
2+00E
4+00E

SULTAN MINERALS INC
KENA PROPERTY